UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Scott’s Liquid Gold-Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

810202101

(CUSIP Number)

DANIEL J. ROLLER

MARAN CAPITAL MANAGEMENT, LLC

1409 Columbine Street

Denver, CO 80206

(917) 612-7645

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Partners Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		780,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

780,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		780,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

780,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran SPV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran SPV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		840,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

840,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Maran Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,620,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,620,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,620,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

IA, OO

6

CUSIP No. 810202101

1	NAME OF REPORTING PERSON

Daniel J. Roller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,620,070
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,620,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,620,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%
14	TYPE OF REPORTING PERSON

IN, HC

7

CUSIP No. 810202101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Maran Partners Fund, LP, a Delaware limited partnership (“Maran Partners LP”), with respect to the shares of Common Stock directly and beneficially owned by it;
(ii)	Maran Partners GP, LLC, a Delaware limited liability company (“Maran Partners GP”), as the general partner of Maran Partners LP;
(iii)	Maran SPV, LP, a Delaware limited partnership (“Maran SPV”), with respect to the shares of Common Stock directly and beneficially owned by it;
(iv)	Maran SPV GP, LLC, a Colorado limited liability company (“Maran SPV GP”), as the general partner of Maran SPV;
(v)	Maran Capital Management, LLC, a Delaware limited liability company (“Maran Capital Management”), as the investment manager of Maran Partners LP and Maran SPV; and
(vi)	Daniel J. Roller, as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Reporting Persons is 1409 Columbine Street, Denver, Colorado 80206.

(c)       The principal business of Maran Partners LP and Maran SPV is that of private funds engaged in investment in securities for their own account. The principal business of Maran Partners GP is serving as the general partner of Maran Partners LP. The principal business of Maran SPV GP is serving as the general partner of Maran SPV. The principal business of Maran Capital Management is providing administrative and management services to each of Maran Partners LP and Maran SPV. Mr. Roller’s principal occupation is serving as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP.

8

CUSIP No. 810202101

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Roller is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Maran Partners LP and Maran SPV were purchased with working capital in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 780,070 shares of Common Stock directly owned by Maran Partners LP is approximately $935,267, including brokerage commissions. The aggregate purchase price of the 840,000 shares of Common Stock directly owned by Maran SPV is approximately $1,391,460, including brokerage commissions. No part of the purchase price represents borrowed funds.

9

CUSIP No. 810202101

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 12,461,963 shares outstanding, as of August 3, 2020, which is the total number of shares outstanding as reported in the Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020.

A.	Maran Partners LP
(a)	As of the date hereof, Maran Partners LP directly owned 780,070 shares of Common Stock.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 780,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 780,070

(c)	Maran Partners LP has not entered into any transactions in the Common Stock during the past sixty days.
10

CUSIP No. 810202101

B.	Maran Partners GP
(a)	Maran Partners GP, as the general partner of Maran Partners LP, may be deemed to beneficially own the 780,070 shares of Common Stock owned directly by Maran Partners LP.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 780,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 780,070

(c)	Maran Partners GP has not entered into any transactions in the Common Stock during the past sixty days.
C.	Maran SPV
(a)	As of the date hereof, Maran SPV directly owned 840,000 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	The sole transaction in the Common Stock by Maran SPV during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
D.	Maran SPV GP
(a)	Maran SPV GP, as the general partner of Maran SPV, may be deemed to beneficially own the 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 840,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 840,000

(c)	Maran SPV GP has not entered into any transactions in the Common Stock during the past sixty days.
11

CUSIP No. 810202101

E.	Maran Capital Management
(a)	Maran Capital Management, as the investment manager of Maran Partners LP and Maran SPV, may be deemed to beneficially own the (i) 780,070 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 13.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,070

(c)	Maran Capital Management has not entered into any transactions in the Common Stock during the past sixty days.

F.	Daniel J. Roller

(a)	Mr. Roller, as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP, may be deemed to beneficially own the (i) 780,070 shares of Common Stock owned directly by Maran Partners LP and (ii) 840,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 13.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,620,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,620,070

(c)	Mr. Roller has not entered into any transactions in the Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Corporation that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

12

CUSIP No. 810202101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 19, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Corporation to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Maran Partners Fund, LP, Maran Partners GP, LLC, Maran SPV, LP, Maran SPV GP, LLC, Maran Capital Management, LLC and Daniel J. Roller, dated October 19, 2020.

13

CUSIP No. 810202101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2020

MARAN PARTNERS FUND, LP

By:	Maran Partners GP, LLC, its general partner

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN PARTNERS GP, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN SPV, LP

By:	Maran SPV GP, LLC, its general partner

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN SPV GP, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

MARAN CAPITAL MANAGEMENT, LLC

By:	/s/ Daniel J. Roller
	Name:	Daniel J. Roller
	Title:	Managing Member

/s/ Daniel J. Roller
DANIEL J. ROLLER

14

CUSIP No. 810202101

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MARAN SPV, LP

Purchase of Common Stock	840,000	1.6500	10/15/2020